

August 23, 2010

Mr. William W. Davis
Chief Financial Officer
CROSSTEX ENERGY, INC.
CROSSTEX ENEGRGY, L.P.
2501 Cedar Springs
Dallas, TX 75201

> **Re: CROSSTEX ENERGY, INC. & CROSSTEX ENERGY, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2010**
> **Filed August 6, 2010**
> **File No. 0-50536 & 0-50067**

Dear Mr. Davis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

CROSSTEX ENERGY, L.P..

Form 10-K for Fiscal Year Ended December 31, 2009

1.   We have not provided duplicate comments for similar disclosures included in CROSSTEX ENERGY INC.'s filings. Please confirm that you will make consistent changes in filings of both registrants where applicable.

Business, page 3

2.   You indicate under "—Credit Risk and Significant Customers" on page 11 that you have one customer that accounted for approximately 12.2% of consolidated revenues. Briefly explain why you assert that its loss would not have a material impact on your results of operations. In that regard, we note the related disclosure at page 22 under "Risk Factors—We depend on certain key customers, and the loss of any one of our key customers could adversely affect our financial results."

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Gross Margin and Gas and NGL Marketing Activities, page 38

3.   We note from your disclosure that you present a discussion and analysis of Gross Margins that are defined as revenues, including gas and NGL marketing activities less the cost of purchased gas. We also note that you do not present a measure of gross margin on the face of your Income Statement and that you disclose on page 34 that you have one business segment for your continuing operations. We further note that you do not appear to include DD&A as a component of costs to arrive at Gross Margin. Please refer to SAB Topic 11:B and tell us why you believe it is appropriate to disclose and discuss a measure of income before depreciation. For additional guidance, please also refer to Question 104.3 located in the Commission's Compliance and Disclosure Interpretations for Non-GAAP measures located at:
        http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm

Operating Expenses, page 38

4.   We note your operating expenses have decreased in excess of 12% in 2009 compared to 2008. Your disclosure indicates this decrease was the result of various initiatives undertaken to reduce expenses. Please expand your disclosure to more fully describe the initiatives you mention. For instance, we note a more robust discussion of operating expense fluctuation analysis in your comparison of fiscal 2008 to fiscal 2007.

Disclosure Regarding Forward-Looking Statements, page 54

5.   We refer you to Section 21E(b)(2)(E) of the Securities Exchange Act of 1934, which provides in part that the referenced safe harbor does not "apply to a forward-looking statement [that is] made in connection with an offering by, or made in connection with the operations of, a partnership [or] limited liability company." If you retain any reference to forward-looking statements, revise to eliminate from your filings any

suggestion that any such statements are "forward looking statements within the meaning of Section 27A of the Securities Act … and Section 21E of the Securities Exchange Act of 1934." We issue this comment also in respect of your Forms 10-Q for Fiscal Quarters Ended March 31, 2010 and June 30, 2010.

Controls and Procedures, page 57

6.   We note your disclosure that your "disclosure controls and procedures were effective as of December 31, 2009 in alerting [the chief executive officer and chief financial officer of Crosstex Energy GP, LLC] in a timely manner to material information required to be disclosed in [your] reports filed with the Securities and Exchange Commission." Please revise your disclosure to clarify, if true, that the officers concluded that your disclosure controls and procedures are effective to ensure (i) that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and (ii) that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including the principal executive and principal financial officers of Crosstex Energy GP, LLC, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). We issue this comment also in respect of your Forms 10-Q for Fiscal Quarters Ended March 31, 2010 and June 30, 2010.

Directors, Executive Officers and Corporate Governance, page 57

7.   Please provide revised biographical sketches, as appropriate, to eliminate any gaps or ambiguities regarding the precise positions held and the start and end dates for each job during the past five years. For example, the sketches you provide for Messrs. Garberding and Goleman require revision. See Item 401 of Regulation S-K.

Executive Compensation, page 62

8.   Note 11 to your financial statements set forth in your Annual Report on Form 10-K and your equity compensation plan table indicates that there were outstanding stock options as of December 31, 2009. If any of these outstanding options were held by your named executive officers, clarify where the corresponding tabular entries may be found in this section.

Financial Statements

Note – (1) Organization and Summary of Significant Agreements

(c) – Basis of Presentation, page F-10

9.   We note you proportionately consolidate your 59.27% undivided interest in a gas processing plant. Please tell us how you considered FASB ASC 810-10-45-14 with respect to this entity.

Note - (2) Significant Accounting Policies

(k) – Gas and NGL Marketing Activities, page F-13

10.   We note that you are netting the revenues and costs of gas and NGL marketing activities in your consolidated statement of operations. Please further explain your contractual arrangements and responsibilities associated with these activities and why you believe it is appropriate to present these operations on a net basis.

11.   Please tell us the gross amounts of revenues and costs associated with these activities for each year presented.

Segments

12.   It appears you believe you have one reportable segment for the year ended December 31, 2009. However, we note various classes of assets presented on your balance sheet as well as your presentation of gross margin percentages on page 55 related to gathering and transportation activities as well as gross margins for processing activities. We further note your have identified additional reportable segments for the quarter ended June 30, 2010. Please explain why you believe your operations represented a single reportable segment as defined in ASC 280-10-50-10 at December 31, 2010 and why they represented multiple reportable segments at June 30, 2010. As part of your response, please provide us with a copy of your December 31, 2009 and June 30, 2010 operating results that were reviewed by the CODM.

Form 10-Q for Fiscal Quarter Ended June 30, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Recent Developments and Business Strategy, page 30

13.   Please disclose what effect, if any, the moratorium on Gulf of Mexico activities is expected to have on your strategic plans, business, and results of operations.

Crosstex Energy, Inc.

Definitive Proxy Statement on Schedule 14A filed on March 25, 2010

14.   Please confirm in writing that you will comply with the following comments in all future filings. In addition, provide us with draft materials to illustrate how you intend to respond.

Executive Compensation, page 14

15.   You pay a monthly fee or reimbursement to Crosstex Energy, L.P. to cover your portion of administrative and compensation costs. We also note your disclosure regarding the percentage of time each of your named executive officers conducts business on your behalf or on behalf of Crosstex Energy, L.P. Describe the basis on which such fee or reimbursement is allocated, including whether it is based at least in part on the aforementioned percentage of time.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. William W. Davis
CROSSTEX ENERGY, INC. & CROSSTEX ENERGY, L.P.
August 23, 2010
Page 6

        You may contact Kevin Stertzel at (202) 551-3723, or Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Sirimal Mukerjee at (202) 551-3340, Tim Levenberg, Special Counsel at (202) 551-3707, or me at (202) 551-3740 with any other questions.

                Sincerely,

                H. Roger Schwall
                Assistant Director